Steven M. Przesmicki
+1 858 550 6070
przes@cooley.com

January 11, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Justin Dobbie

Re: S&W Seed Company
      Registration Statement on Form S-3
      Filed December 2, 2016
      File No. 333-214883

To whom it may concern,

On behalf of S&W Seed Company (the "Company"), we are submitting this letter and the following information in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission, by letter dated December 20, 2016 (the "Comment Letter"), regarding the Company's Registration Statement on Form S-3 referenced above, filed on December 2, 2016 (the "Registration Statement"). We are also electronically submitting Amendment No. 1 to the Form S-3 (the "Amended Registration Statement"), which has been amended in response to the Staff's comments.

Set forth below are the Company's responses to the Staff's comments. For the Staff's convenience, we have incorporated your comments into this response letter in italics.

Prospectus Cover Page

1. It appears that you are relying on General Instruction I.B.6. to Form S-3. Please revise to set forth on the outside front cover of the prospectus the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer you to Instruction 7 to General Instruction I.B.6. of Form S-3.

Response: The Company respectfully acknowledges the Staff's comment and has provided the disclosure.

January 11, 2017
Page Two

Registration Fee Table and Legality Opinion

2. We note that note (1) to the calculation of the registration fee table and the legality opinion refer to "units." Please revise the prospectus cover page and the description of securities section to include information about the units. In the alternative, if you are not registering units, please revise the fee table and the legality opinion to remove references to the "units."

Response: The Company respectfully acknowledges the Staff's comment and has revised the fee table and the legality opinion to remove references to the "units," and has filed an updated legality opinion as an exhibit to the Amended Registration Statement.

***

Please contact me at (858) 550-6070 or Andrew Harline at (858) 550-6192 with any questions or further comments regarding the Company's response to the Comment Letter.

Sincerely,

Cooley LLP

/s/ Steven Przesmicki

Steven M. Przesmicki, Esq.

cc: Mark S. Grewal, S&W Seed Company
    Matthew K. Szot, S&W Seed Company
    Andrew Harline, Cooley LLP